March 1, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Sir/Madam:

On March 1, 2010, Morningstar, Inc. filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices, except as described in Note 2 in the Notes to our Consolidated Financial Statements, as follows:

Effective January 1, 2009, we began accounting and reporting the noncontrolling (minority) interests in our Consolidated Financial Statements in accordance with FASB ASC 810, Consolidation.  The prior-year amounts have been reclassified to conform to the 2009 presentation.  In addition, for acquisitions completed in 2009, we follow the FASB ASC 805, Business Combinations, which became effective on January 1, 2009.

Please call me if you have if you have any questions about the foregoing.  My direct telephone number is (312) 696-6132.

Very truly yours,

/s/ Richard E. Robbins

Richard E. Robbins
General Counsel and Corporate Secretary